18 January 2008

CADBURY SCHWEPPES AGREES TO SELL MONKHILL; COMPLETES NON-CORE DISPOSAL PROGRAMME

Cadbury Schweppes announces that it has agreed to sell its Monkhill business, which principally manufactures sugar confectionery and popcorn for the UK market, to Tangerine Confectionery Ltd. for £58 million in cash. Monkhill’s 2007 revenue is expected to be approximately £76 million and 2007 pro forma earnings before interest, taxation, depreciation and amortisation are expected to be approximately £6.7 million. The sale is expected to complete shortly.

The sale of Monkhill will complete the programme announced in October 2005 to dispose of non-core brands and businesses. In total, this programme will have raised over £270 million.

ENDS

Cadbury Schweppes plc	+ 44 20 7409 1313 http://www.cadburyschweppes.com
Capital Market Enquiries Sally Jones Mary Jackets Charles King	+44 20 7830 5124
Media Enquiries Cadbury Schweppes Katie Bolton	+44 20 7830 5011
The Maitland Consultancy Philip Gawith	+ 44 20 7379 5151

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Such forward looking statements include our plans for the separation of the Americas Beverages business. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury Schweppes, Cadbury plc or CSAB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Notes:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

2. About Tangerine Confectionery Ltd.

Tangerine Confectionery was created in January 2006 by the acquisition of the UK operations of the Toms Group of Denmark. The Toms UK business had been created through the acquisition of three traditional confectionery companies, Taveners, Daintee and Parrs, over a ten-year period, between 1992 and 2001. Tangerine was expanded in August 2006 with the acquisition of the confectionery arm of Burtons giving the business a turnover in excess of £60 million and 650 employees. Tangerine is headquartered in Blackpool and has two manufacturing facilities in the town as well as factories in Liverpool and Poole.

As well as providing all the major grocers and convenience groups with own label products, the principal brands traded by Tangerine are Princess, Taverners and Mojo. Tangerine’s product range includes Marshmallows, Liquorice Allsorts, a wide range of hard-boiled sweets, gums and jellies.